Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (no. 333-157643) on Form S-8 of Fidelity National Financial, Inc. of our report dated June 25, 2010, with respect to the statement of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2010 annual report on Form 11-K of the Fidelity National Financial Group 401(k) Profit Sharing Plan.

/s/ KPMG LLP

June 24, 2011
Jacksonville, Florida
Certified Public Accountants